Exhibit 99.1

PainReform’s DeepSolar, Developing “DeepSolar Predict” within the NVIDIA
Connect Program, Featured in The Market Link’s “Watchlist Interview”
and Announces Progress Toward Pilot Projects

Tel Aviv – November 5, 2025 — PainReform Ltd. (Nasdaq: PRFX), today announced that DeepSolar, its solar energy business unit developing next-generation AI-driven solar analytics, was recently featured in a Watchlist Interview produced in collaboration with The Market Link, highlighting its participation in the NVIDIA Connect program. The interview features key elements of DeepSolar Predict that are attracting interest from potential partners and customers, reflecting the growing demand for AI-based forecasting solutions in the renewable-energy sector.

During the interview, Sharon Haver, DeepSolar’s VP of Product Management, discussed the company’s development of DeepSolar Predict—an AI-based forecasting module being advanced within the NVIDIA Connect Program. The system is designed to enhance weather-driven energy production forecasts and enable more intelligent operational decisions, helping solar-asset managers reduce imbalance risks and improve profitability.

As the interview highlighted, utility-scale solar owners face rising operational complexity. While a decade ago success depended primarily on rapid project deployment, today profitability relies on managing those assets efficiently in a volatile market. Asset managers must interpret millions of data points across SCADA systems, monitoring portals, weather feeds, and market platforms—while contending with curtailment, dynamic pricing, and imbalance penalties that directly impact returns.

DeepSolar Predict addresses these challenges by combining advanced weather modeling with AI-optimized computation to improve forecast accuracy. Built specifically for photovoltaic (PV) systems, the platform delivers higher-resolution predictive insights, allowing operators to optimize energy-sale timing, reduce imbalance penalties, and strengthen grid stability through more accurate predictable output.

DeepSolar continues to make progress toward its first pilot projects with prospective customers, marking another step toward commercial deployment and potential long-term value creation for investors and partners.

About Deep Solar

DeepSolar develops advanced digital-asset-management technologies for utility-scale solar plants. Its AI-driven algorithms transform complex operational data into actionable insights—detecting issues, forecasting production, and improving decision-making to maximize asset performance and profitability. DeepSolar is an active participant in the NVIDIA Connect program (#NVIDIAConnect), supporting continued innovation in AI-powered renewable-energy solutions.

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PainReform also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PainReform’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the anticipated benefits to PainReform with respect to the growing demand for AI-based forecasting solutions in the renewable-energy sector, DeepSolar’s progress toward its first pilot projects with prospective customers and the commercial deployment of DeepSolar and potential long-term value creation for investors and partners. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com